Exhibit 3.10

ARTICLES OF INCORPORATION

OF

MELBA CREEK MINING, INC.

ARTICLE I

The name of this corporation is Melba Creek Mining, Inc.

ARTICLE II

This corporation has perpetual existence.

ARTICLE III

This corporation is organized for the purposes of transacting any and all lawful business for which corporations may be incorporated under Title 10 of the Alaska Statutes, as amended.  The S.I.C. code number which most closely describes the activities in which the corporation will initially engage is 1040.

ARTICLE IV

The address of the registered office of the corporation is 510 L Street, Suite 600, Anchorage, Alaska 99501, and the name of the registered agent at such address is Bogle & Co. (Alaska).

ARTICLE V

The total authorized number of par value shares of the corporation is ten million (10,000,000) shares of the par value of One Cent ($.01) per share, amounting in the aggregate to One Hundred Thousand Dollars ($100,000.00).

ARTICLE VI

The first director of the corporation is one (1) in number and his names and address is:

Name	Address

Geoffrey Hoyl	Suite 520, 355 Burrard St. Vancouver, B.C. Canada V6C 2G8

The first director shall serve until the first annual meeting of shareholders and until his successor is elected and qualified.

For monetary damages for breach of fiduciary duties as directors, the personal liability of the directors to the corporation or its shareholders shall be eliminated or limited to the maximum extent permitted by AS 10.05.255, as the same may be hereafter amended.

ARTICLE VII

The name and address of the incorporator is:

Name	Address

Brian W. Durrell	510 L Street, Suite 600 Anchorage, AK 99501

ARTICLE VIII

At an election for directors, each shareholder entitled to vote at the election may vote, in person or by proxy, the number of shares of stock held by the shareholder for as many persons as there are directors to be elected and for whose election the shareholder has a right to vote. No cumulative voting for directors shall be permitted.

ARTICLE IX

The following is a list of the names and addresses of each affiliate which is a nonresident alien or a corporation whose place of incorporation is outside the United States:

Name	Address

Hermes Resources Ltd.	19th Floor, 885 W. Georgia St. Vancouver, B.C. Canada V6C 3H4

1594 Holdings Ltd.	19th Floor 885 W. Georgia St. Vancouver, B.C. Canada V6C 3H4

ARTICLE X

(1)                                  No contracts or other transactions between the corporation and any other corporation, and no act of the corporation shall in any way be affected or invalidated by the fact that any of the directors of the corporation are pecuniarily or otherwise interested in, or are directors or officers of, such other corporation; and

(2)                                  Any director individually, or any firm of which any director may be a member, may be a party to, or may be pecuniarily or otherwise interested in, any contracts or transactions of the corporation, provided that the fact that he or such firm is so interested shall first be disclosed or shall have been known to the Board of Directors or a majority thereof.

ARTICLE XI

The corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on shareholders and directors are subject to this reserved power.

ARTICLE XII

Shareholders of this corporation have no preemptive rights to acquire additional shares issued by the corporation.

DATED: March 12, 1992

FAIRBANKS GOLD INC.

	By:	/s/ Helen M. Feeney
Vice President

	and	/s/ ILLEGIBLE
Assistant Secretary